March 24, 2015

Securities and Exchange Commission

Division of Corporate Finance

Attn. Stephen Krikorian and Ryan Rohn

100 F. Street, N.E.

Washington, D.C. 20549

Stephen Krikorian: Phone: 202-551-3488

Ryan Rohn Phone: 202-551-3739

Re:                             AudioEye, Inc.

Form 10-K for the Fiscal Year ended December 31, 2013

Filed March 31, 2014

Form 10-Q for the Quarterly Period ended September 30, 2014

Filed November 7, 2014

File No. 333-177463

Dear Mr. Krikorian,

The Company is in receipt of the Staff’s comment letter, dated March 12, 2015, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2013 and Form 10-Q for the quarterly period ended September 30, 2014.  The Company intends to submit its response to the Staff’s comment letter by April 3, 2015.

Thank you for your assistance.  If you have any questions, please call me at (520) 663-0007 or email me at nbradley@audioeye.com.

Sincerely,

/s/ Nathaniel Bradley

Nathaniel Bradley

Chief Executive Officer and President

CC:                          Ryan Rohn

Carr Bettis

Edward O’Donnell

Constantine Potamianos

James Thompson

Steven Vertucci

Jessica Lochmann Allen

David Ficksman